EXHIBIT 99.1

For Immediate Release	Date: March 29, 2023
23-21-TR

Teck Trail Operations Announces Low-Carbon Refined Zinc

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today a new report outlining the extremely low carbon footprint of the Special High Grade (SHG) refined zinc from its Trail Operations in British Columbia, Canada. The report, which was independently reviewed by PricewaterhouseCoopers LLP, confirmed that production of each tonne of SHG zinc from Trail Operations generates 0.93 tonnes of CO2e, or carbon dioxide equivalent, compared to the estimated global average of 3-4 tonnes of CO2e per tonne of zinc production.

“Zinc is a critical mineral, important for its role in protecting infrastructure and in technologies for the low carbon transition,” said Jonathan Price, CEO. “Teck is focused on responsibly producing this critical mineral with a reduced carbon footprint, and meeting the highest environmental and social standards.”

In developing this report, Teck followed an approach aligned with the GHG Protocol Life Cycle Accounting and Reporting Standard which accounted for emissions beginning with the mining of zinc concentrate, including from Teck’s Red Dog mine, to the production of SHG zinc at Trail Operations. The low-carbon nature of Trail’s SHG Zinc is attributable to Trail’s use of low-cost, clean and renewable power from the Waneta Dam and the primary sourcing of concentrate from our Red Dog Mine, which has a low carbon intensity.

The report which can be viewed here was based on 100% of the SHG zinc produced at Trail Operations in 2021.

Teck is one of the world’s largest producers of mined zinc, and Teck’s Trail Operations is one of the world’s largest fully integrated zinc and lead smelting and refining facilities. Trail Operations has the capacity to produce 310,000 tonnes of refined zinc. Teck produces primary zinc and zinc alloys, available in slab and jumbo form, at Trail Operations. Teck’s Red Dog Operations in Alaska is one of the world’s largest zinc mines.

About Zinc

A critical mineral in the low-carbon transition, zinc is used for renewable energy storage and it protects steel by improving its durability and extending its service life. The primary uses of zinc are for galvanizing steel to protect against weather and corrosion, producing brass and bronze, and in die-casting to produce a wide range of metal products. Zinc can also increase crop yields and crop quality and is an essential nutrient in human development and disease prevention.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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